
SEC MAIL PROCESSING
RECEIVED
MAR - 4 2014
WASH, D.C.
191
SECTION

File No. 803-00213

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

GRUSS & CO. INC.
777 S Flagler Drive
Suite 801E
West Palm Beach, Florida 33401

All communications, notices, and orders to:

Martin E. Lybecker, Esq.
Perkins Coie LLP
Suite 600
700 Thirteenth Street, N.W.
Washington, D.C. 20005

This Application (including Exhibits) consists of 14 pages.


14025103

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Gruss & Co. Inc. 777 S Flagler Drive Suite 801E West Palm Beach, Florida 33401 File No. 803-00213	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Gruss & Co. Inc. ("Office"), a Delaware corporation, hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions to be a "family office" as defined in Rule 202(a)(11)(G)-1 ("Family Office Rule") under the Advisers Act. For the reasons discussed below, the Office believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I. BACKGROUND

A. The Office

The Office is a multi-generational single-family office which provides services to the family and descendants of Joseph S. Gruss. The Office is wholly-owned by Family Clients and is exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities in compliance with the Family Office Rule.[1] For purposes of this Application, the term "Gruss Family" will mean the lineal descendants of Joseph S. Gruss, their spouses, and all of the persons and entities that qualify as Family Clients.

[1] Unless otherwise indicated, all capitalized words have the meaning ascribed to them in the Family Office Rule.

The Office's services include asset allocation advice, investment due diligence, investment management, recordkeeping assistance, federal and state tax advice, coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers, management and administration of the various Gruss Family investment entities, real estate management, management and administration of trusts for the Gruss Family, including providing trustees, as well as numerous other responsibilities (collectively, the "Services"). Any Service provided by the Office that relates to investment advice about securities or may otherwise be construed as advisory in nature is referred in this Application as an "Advisory Service."

Other than the provision of Services to two sisters of a spouse of a lineal descendant of Joseph S. Gruss and each sister's respective spouse and children that will be discussed in I. B. below, the Office complies with the three general conditions of the Family Office Rule for exclusion from the definition of "investment adviser" and regulation under the Advisers Act, including (i) each of the persons served by the Office is a Family Client, *i.e.*, the Office has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the Office is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Office does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of this Application, Family Members account for approximately 79 percent of the natural persons to whom the Office provides Advisory Services.

B. Additional Family Clients

The Office provides Services to two sisters of a spouse of a lineal descendant of Joseph S. Gruss and each sister's respective spouse and children (collectively, the "Additional Family Clients"). The Office has been providing Advisory Services to the Additional Family Clients for 14 years. The Additional Family Clients do not have an ownership interest in the Office. The assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Clients' Family Entities) make up at least 75 percent of the total assets of which the Office provides Advisory Services.

Each of the Additional Family Clients has important familial ties to and is an integral part of the Gruss Family. Each such person is invited to and welcome at every family gathering surrounding birthdays and appropriate religious and secular holidays, and each attends those events that are convenient. Each such person is considered by the other members of the Gruss Family as if they were a natural brother or sister or child of a natural sibling for purposes of all intra-familial affection, trust, and communications. In turn, each such person considers the other members of the Gruss Family to be immediate family, with the attendant intra-familial affection, trust, and respect. Those members of the Gruss Family who are involved in the day-to-day management of the assets of the Additional Family Clients believe that they have the same kind of standard of care and loyalty to the Additional Family Clients as they believe that they owe to the other members of the Gruss Family. Therefore, including the Additional Family Clients into the definition of "family" for this purpose simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for at least 14 years while the assets of the Additional Family Clients were managed for them by the Gruss Family.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ."

The Office falls within the definition of an investment adviser under Section 202(a)(11). The Family Office Rule provides an exclusion from the definition of investment adviser for which the Office would be eligible but for the provision of Advisory Services to the Additional Family Clients. Because the Office has regulatory assets under management of more than $100 million, it is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

In sum, absent relief, Applicant would be required to register under Section 203(a) of the Advisers Act, notwithstanding that (i) the Office does not hold itself out to the public as an investment adviser and does not market non-public offerings to persons or entities that are not Family Clients, (ii) the Advisory Services make up a relatively small portion of the overall Services that are actually performed by the Office, and (iii) the Office is a "family office" for the Gruss Family and will not offer its Services to anyone other than the Gruss Family and the Additional Family Clients. The Office requests that the Commission issue it an Order pursuant to Section 202(a)(11)(H) declaring it not to be a person within the intent of the Advisers Act.

III. DISCUSSION

A. Relationship with the Additional Family Clients Does Not Change the Nature of the Office into that of a Commercial Advisory Firm

The proposing release for the Family Office Rule states that, in defining the term "family member," the Commission distinguished between offices that serve members of a single family and those family-run offices that serve multiple families and are more commercial in nature.[2] However, the adopting release for the Family Office Rule clarified that the Advisers Act was not designed to "regulate the interactions of family members in the management of their own wealth" or apply to family offices that are "unlikely to involve commercial advisory activities."[3]

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[2] *Family Offices*, Investment Advisers Act Rel. No. 3098 (Oct. 12, 2010) ("Proposing Release").

[3] *Id.*; see also, *Family Offices,* Investment Advisers Act Rel. No. 3220 (June 22, 2011) ("Adopting Release").

The Office believes that its circumstances are consistent with the rationale for the Family Office Rule described in the Proposing and Adopting Releases. Here, the Office has for some time provided services to two sisters of a spouse of a lineal descendant of Joseph S. Gruss and each sister's respective spouse and children, all of whom do not fall within the definition of Family Member, but who are considered to be, and are treated as, members of the Gruss Family. If the family tree were otherwise, and the sisters were sisters of a lineal descendant of Joseph S. Gruss rather than the sisters of a spouse of a lineal descendant, there would be no question that each of the persons presently being served by the Office would be a Family Member.

In requesting this Order, the Office is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Indeed, the number of natural persons who are not Family Members as a percentage of the total natural persons to whom the Office would provide Advisory Services if relief were granted would be minimal: approximately 21 percent. Rather, from the perspective of the Gruss Family, the Office seeks to continue providing Advisory Services exclusively to members of a single family. The Office believes that none of the concerns the Commission mentioned in the Adopting and Proposing Releases regarding an overly broad application of the Family Office Rule would materialize if the Office received the Order requested herein. Rather Therefore, the Office is requesting that the Commission declare the Additional Family Clients to be members of the Gruss Family ("Extended Gruss Family") for purposes of the Family Office Rule.

B. There Is No Public Interest in Requiring the Applicant to Be Registered Under the Advisers Act

The Office is a private organization that was formed to be the "family office" for the Gruss Family. The Office's clients are comprised solely of members of the Extended Gruss Family. The Office does not have any public clients. Indeed, the Office's Advisory Services are exclusively tailored to the needs of the Extended Gruss Family. The presence of the Additional Family Clients who have been receiving Advisory Services from the Office for 14 years does not create any public interest that would require the Office to be registered under the Advisers Act that is different in any manner than the considerations that apply to a "family office" that complies in all respects with the Family Office Rule.

IV. PRECEDENT

The Commission issued all of the existing family office orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act[4] and the adoption of the Family Office Rule.[5] The Commission did not, however, rescind those

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[4] Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-202, 124 Stat. 1376 (2010).

[5] *See, e.g., WLD Enterprises, Inc.*, Investment Advisers Act Release Nos. 2804 (Oct. 17, 2008) [73 FR 63218 (Oct. 23, 2008)] (notice) and 2807 (Nov. 14, 2008) (order); *Parkland*

orders upon adoption of the Rule,[6] and the Office believes that those orders may provide guidance on matters that were not addressed by, do not contradict, and are consistent with the policies and goals of the Family Office Rule.[7] The Office believes that the following precedents are relevant for the reasons discussed below.

The Commission has issued an order with respect to the following applications where the family office included a member of the family that was similarly distant from a lineal ancestor comparable to the Additional Family Clients. In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release No. 2362, (February 24, 2005) (company provided investment advisory services to the family, including the sister of a spouse of a lineal descendant of the common ancestor, the mother and two children of such sister, and foundations created by members of the family.); In the Matter of WLD Enterprises, Inc., Investment Advisers Act Release No. 2807 (November 14, 2008) (company organized as a "family office" to provide a wide array of services, including some investment advisory services, to the family, including the spouse of the common ancestor, the brother of the common ancestor, the spouse and lineal descendants of such brother, the spouses of the lineal descendants of such brother, certain employees, and entities created by or for the benefit of, the family).

The Office believes that each of these orders treats the applicants as a Family Office even though each provides advisory services to persons that are outside the definition of Family Client ultimately adopted in the Family Office Rule. The Office believes that these orders recognize unusual circumstances in which an entity provides advisory services to such persons while remaining focused on a single family's needs and the entity's operations have not become commercial in nature. Although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued to family offices, the Commission recognized in proposing the rule that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the

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Management Company, L.L.C., Investment Advisers Act Release Nos. 2362 (Feb. 24, 2005) [70 FR 10155 (Mar. 2, 2005)] (notice) and 2369 (Mar. 22, 2005) (order); *Longview Management Group LLC*, Investment Advisers Act Release Nos. 2008 (Jan. 3, 2002) [67 FR 1251 (Jan. 9, 2002)] (notice) and 2013 (Feb. 7, 2002) (order).

[6] *See* Adopting Release, at Section II. B.

[7] The Office notes that the Commission has stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability. *See* Adopting Release, at n.34; *see also* Proposing Release, at Section II (as a rule of general applicability, the definition of "family office" could not match the exact representations, conditions, or terms contained in every exemptive order that had been issued because each of those orders necessarily varied to accommodate the particular circumstances of each applicant).

Commission stated with respect to the definition of who is considered a "family client" that "[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances," and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition.[8] The Office believes that its unusual circumstances – providing services to Family Clients and to the Additional Family Clients who have been viewed and treated as Family Clients for the past 14 years – have not changed the nature of the Office's operations to that of a commercial advisory business and that an exemptive order is appropriate based on the Office's specific facts and circumstances.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Office states that its address is indicated on the first page of this Application. The Office further states that all written or oral communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Perkins Coie LLP
Suite 600
700 Thirteenth Street, N.W.
Washington, D.C. 20005
(202) 434-1674

All requirements for the execution and filing of this Application on behalf of the Office have been complied with and are in accordance with the Articles of Incorporation and By-Laws of the Office, and the undersigned officer of the Office is fully authorized to execute this Application. The Office has adopted the Resolution attached as Exhibit A authorizing the filing of this Application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Office requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act provided that the Office complies with the following conditions:

1. The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Clients, who will be deemed to be, and treated as if each were, a Family Client; provided, however, that the Additional Family Clients will be deemed to be, and treated as if they

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[8] *See* Proposing Release at Section II.A.

were, Family Members for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. The Office will at all times be wholly-owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities excluding the Additional Family Clients' Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Clients' Family Entities) will account for at least 75 percent of the assets for which the Office provides Advisory Services.

4. The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

The Applicant submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA-   / 803-00213]

Gruss & Co. Inc.; Notice of Application

[Date]

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Gruss & Co. Inc. ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(H) of the Advisers Act from section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions in Rule 202(a)(11)(G)-1 ("Family Office Rule") under the Advisers Act.

Filing Dates: The application was filed on March 27, 2012, and amended on February --, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [Date] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.

Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Applicant, Gruss & Co. Inc., c/o Martin E. Lybecker, Perkins Coie LLP, Suite 600, 700 Thirteenth Street, N.W., Washington, D.C. 20005.

For Further Information Contact: Vanessa M. Meeks, Senior Counsel, at (202) 551 [illegible] (Office of Chief Counsel, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington DC 20549-0102 (telephone (202) 551-5850).

Applicant's Representations:

1. Applicant represents that it is a multi-generational single-family office that provides services to the family and descendants of Joseph S. Gruss. The Applicant is operated for the benefit of the lineal descendants of Joseph S. Gruss, and two sisters of a spouse of a lineal descendant of Joseph S. Gruss and the spouses of such sisters (collectively, the "Gruss Family" or "Family").

2. Applicant represents that, other than the exception discussed below, Applicant is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule.

3. Applicant represents that other than the exception discussed below, (i) each of the persons served by the Applicant is a "family client" as that term is defined in paragraph (d)(4) of the Family Office Rule (collectively, "Family Clients"), *i.e.*, Applicant has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) Applicant is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Applicant does not hold itself out to the

public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of this Application, Family Members account for approximately [--] percent of the natural persons to whom the Applicant provides Advisory Services.

4. Applicant represents that it provides both advisory services and non-advisory services to Family Clients. The non-advisory services include, but are not limited to, federal and state tax advice, recordkeeping assistance, coordination of professional relationships with accountants and attorneys, management and administration of the various Family investment entities, real estate management, management and administration of trusts for Gruss Family members, including providing trustees, as well as numerous other responsibilities (collectively, the "Services"). The Applicant provides some or all of the Services to Family Clients. Any service provided by the Applicant that refers to investment advice about securities or may otherwise be construed as advisory in nature is referred to in this Application as an "Advisory Service."

5. Applicant represents that it is paid for its Services by the Family Clients. Not all of the Family Clients however pay a fee to the Applicant for Services, and not all Family Clients receive Advisory Services from the Applicant. Applicant further represents that it does not operate with the purpose of generating a profit for its owners, but rather collects fees to pay its operating expenses and the salaries of the professionals it employs.

6. Applicant represents that it does not hold itself out to the public as an investment adviser.

7. Applicant represents that it does not and will not solicit or accept investment advisory clients from the public.

<u>Applicant's Legal Analysis</u>:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities . . . . "

2. Applicant falls within the definition of an investment adviser under Section 202(a)(11). Because the Applicant has regulatory assets under management of more than $100 million, it is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act. The Family Office Rule provides an exemption from registration for the Applicant but for the several facts set forth below.

3. The definition of "family member" in the Family Office Rule does not include certain persons that Applicant regards as an integral part of the "family." Applicant has provided services to two sisters of a spouse of a lineal descendant of Joseph S. Gruss and the spouses of such sisters (collectively, the "Additional Family Clients"). If the family tree were otherwise, and the two sisters were instead spouses of lineal descendants of Joseph S. Gruss rather than the sisters of a spouse of a lineal descendant, there would be no question that each of the Additional Family Clients being served by Applicant would be a Family Member as defined in paragraph (d)(6) of the Family Office Rule or Family Client as defined in paragraph (d)(4) of the Family Office Rule .

4. Applicant requests that the SEC declare it and its employees acting within the scope of their employment to be persons not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring the Applicant to be registered under the Advisers Act that is different in any manner than the considerations that apply to a Family Office that complies in

all respects with the Family Office Rule. Applicant states that the number of natural persons who are not Family Members as a percentage of the total natural persons to whom the Office would provide Advisory Services if relief were granted would be minimal: approximately [--] percent.

Applicant's Conditions:

1. Applicant will offer and provide Advisory Services only to Family Clients and to the Additional Family Clients, who will generally be deemed to be, and treated as if they were, Family Clients; provided, however, that the Additional Family Clients will be deemed to be, and treated as if they were, Family Members for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. Applicant will at all times be wholly-owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or family entities (excluding the Additional Family Clients' Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Clients' Family Entities) will account for at least 75 percent of the assets for which Applicant provides Advisory Services.

4. Applicant will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth Murphy
Secretary